March 4, 2019

Dara Khosrowshahi
Chief Executive Officer
Uber Technologies, Inc.
1455 Market Street, 4th Floor
San Francisco, CA 94103

       Re: Uber Technologies, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted February 15, 2019
           CIK No. 0001543151

Dear Mr. Khosrowshahi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Non-GAAP Financial Measures, page 18

1. You indicate in your response to comment 3 you believe the exclusion of the 2018
       Divested Operations from your non-GAAP measures provides a more useful comparison to prior periods. However, as the 2018 Divested Operations did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, your non-GAAP measures appear to represent individually tailored accounting measures in light of the guidance provided in Question 100.04 of the Non-GAAP Compliance and Disclosure
       Interpretations. Please revise to remove the adjustment for 2018 Divested Operations from your non-GAAP measures.
 Dara Khosrowshahi
FirstName LastNameDara Khosrowshahi
Uber Technologies, Inc.
Comapany NameUber Technologies, Inc.
March 4, 2019
March 4, 2019 Page 2
Page 2
FirstName LastName
2. In addition, you state you intend to recast the segment results to exclude the impact of the
         2018 Divested Operations for all periods presented once the consolidated financial statements are presented for the year ended December 31, 2018. Please clarify if this change will impact your current presentation of the non-GAAP Core Platform
         Contribution Profit (Loss) and Margin measures. Refer to Question
104.01 of the Non-
         GAAP Compliance and Disclosure Interpretations.
3. We note your revised disclosures in response to comment 5, which indicate management views Driver incentives and Driver referrals in the aggregate and Adjusted Net Revenue presents incentives in the way that management views the top-line performance of its business. Revise to further disclose why you believe the exclusion of Excess Driver
         Incentives from Revenue is informative to your top-line performance. Our Financial and Operating Model, page 89

4. Refer to your response to comment 10. Please further explain the relationship among the bars and what they are meant to illustrate. For example, clarify if true that the "Core
         Platform Revenue" bar is the sum of the second green bar and the "Core Platform
         Adjusted Net Revenue" bar. Clarify in the second paragraph following the chart why the impact of your 2018 Divested Operations is excluded from the second green bar.
Key Metrics and Non-GAAP Financial Measures, page 90

5. In your response to comment 12, you state you do not manage your business by MAPCs by offering and do not use Trips by offering as a significant driver for decision making.
         However, in your response to comment 34, you indicate Trips are used to assess overall amount and volume of activity on the platform and there is a breakout of Trips by the
         Ridesharing and Uber Eats products. Additionally, the Core Platform segment manager is responsible for managing Trips, which are included in the monthly report for the monthly business review that is reviewed by the CODM and the board of directors. Therefore, it appears Trips are used to manage your business. Section I.B of SEC Release 33-8350 indicates companies should identify and discuss key performance indicators, including non-financial performance indicators, management uses to manage the business and that would be material to investors. Revise to disclose Trips by Ridesharing and Uber Eats.
Our Market Opportunity, page 137

6. Refer to your responses to comments 24 and 25. Please disclose in the third paragraph on page 137 the substance of your response with respect to why you include trips greater than
         30 miles in your calculation of Personal Mobility TAM. Similarly disclose in the first paragraph on page 138 the substance of your response with respect to your specific initiatives in these six countries.
 Dara Khosrowshahi
Uber Technologies, Inc.
March 4, 2019
Page 3
Board Oversight and Composition
Board Diversity, page 178

7. Please clarify whether your Nominating and Corporate Governance committee has a policy with regard to consideration of diversity in identifying director nominees. If so, describe how this policy is implemented and how the committee assesses its effectiveness. Refer to Item 407(c)(2)(vi) of Regulation S-K and, for guidance,
      Regulation S-K Compliance and Disclosure Interpretation 116.11.
Notes to Consolidated Financial Statements
Note 14   Segment Information, page F-52

8. We are continuing to evaluate your response to comments 34 and 35 and may have additional comments.
       You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams,
Attorney-Advisor, at (202 551-3217 or Anne Nguyen Parker, Assistant Director, at (202) 551-
3611 with any other questions.



                                                            Sincerely,
FirstName LastNameDara Khosrowshahi
                                                            Division of
Corporation Finance
Comapany NameUber Technologies, Inc.
                                                            Office of
Transportation and Leisure
March 4, 2019 Page 3
cc:       Dave Peinsipp, Esq.
FirstName LastName